

August 11, 2014

Via E-mail
David M. Cleff
Executive Vice President of Business Affairs,
General Counsel and Secretary
State National Companies, Inc.
1900 L. Don Dodson Drive
Bedford, Texas 76021

> **Re:** **State National Companies, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 17, 2014**
> **File No. 333-196837**

Dear Mr. Cleff:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. If you will use any additional graphic, visual or photographic information in the printed prospectus, please provide us a proof of each such item for our review prior to its use. Please note that we may have comments regarding this material.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please disclose the approximate number of holders of common equity as of the latest practicable date. See Item 201(b) of Regulation S-K.

Summary, page 1

4. Please define the following terms when they first appear:

   - "reinsurer;"
   - "expansive licenses;" and
   - "net combined ratios"

Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Operating Results, page 42

5. Please file your agreement with Nephila Capital Ltd. as an exhibit to the registration statement. Alternatively, please provide your analysis why this agreement is not material.

Unpaid Losses and Loss Adjustment Expenses, page 46

6. We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why you have adjusted your assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to the comments listed below.

   - Please describe the methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:

     o Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.
     o Identifies the unique development characteristics of each material short-tail and long-tail line of business.
     o Describes the method you use to calculate the IBNR reserve for each material line of business.

- Describe your policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by your actuaries.

  - If such a policy exists, describe the method you used to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.
  - When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method you used to determine it, and the specific underlying reasons that explain why you believe the adjustment or reversal is necessary.

- It appears that you have significantly revised your provision for losses of insured events of prior years in certain periods. Please disclose the following to explain the reasons for your change in estimate:

  - Quantify the amount related to each line of business that you discuss on page F-30 as well as the years the development relates to.
  - Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.
  - Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

- Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

  - For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.
  - Explicitly identify and discuss key assumptions that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

- In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why you believe the scenarios quantified are reasonably likely.

Allowance for Policy Cancellations, page 46

7. Please disclose any material changes in estimates that relate to the prior year for each period presented.

Business, page 71
Program Services Segment
Relationships with Capacity Providers and Producers, page 77

8. Please expand your discussion here to explain the categorization of a "NAIC Securities Valuation Office rating of one."

Competition, page 78

9. Please provide the names of the companies that you consider to be your greatest competitors in the Product Services segment.

Lender Services Segment
Business Overview, page 79

10. Please file the CUNA Mutual alliance agreement and any amendments as exhibits to the registration statement.

11. Please expand your disclosure for the reinsurance contract you entered into with CUNA Mutual in the following ways:

   • describe the underlying primary insurance policies that were issued by you and that are ultimately being reinsured by CUNA Mutual;
   • disclose the location and nature of the insured property and the type of coverage under these policies; and
   • discuss the nature and amount of collateral in trust under the contract.

Sales and Marketing, page 81

12. Please expand your discussion here to explain how your alliance with CUNA Mutual provides you with access to their sales force. Does their sales force sell policies on your behalf and, if so, the nature of the policies? Do you have any control over the employees of CUNA Mutual?

Competition, page 83

13. We note your statement that together with Allied and SWBC, you "served approximately 70% of the total credit union CPI market in 2013." Please disclose your individual market share of that percentage.

Ratings, page 86

14. Please expand this discussion to disclose what the ratings measure and the rater's rating structure, e.g. the fifth highest of twelve ratings. Please make similar revisions to your Summary section at your first reference to ratings.

Loss Reserves, page 86

15. Please define the term "short-tailed."

Loss Development, page 88

16. Your loss development table is presented net of reinsurance. Please revise your loss development table to present the information required by Industry Guide 6 on a gross basis for all fiscal years.

Certain Relationships and Related Party Transactions, page 114

17. Please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Please also identify any transaction required to be reported under Item 404(a) of Regulation S-K since the beginning of your last fiscal year where such policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed.

Condensed Consolidated Balance Sheets, page F-48

18. Please tell us why the Pro Forma March 31, 2014 Condensed Consolidated Balance Sheet does not match the Pro Forma March 31, 2014 Capitalization. Please reference for us the authoritative literature you rely upon to support your disclosure.

Condensed Consolidated Statements of Income, page F-49

19. You appear to be recording the entire amount for special founders compensation in March 31 period end. Please tell us what consideration was given to ASC 270-10-45-8 and 9 in your recording of this expense.

Item 16. Exhibits and Financial Statement Schedules, page II-2

20. Please revise your filing to include the information required by Schedules IV and V pursuant to Rule 7-05(c) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Wuenschell at (202) 551- 3705 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
         J. Brett Pritchard, Esq.
         Locke Lord LLP
         111 South Wacker Drive
         Chicago, Illinois 60606